UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5310 Kietzke Lane, Suite 200, Reno, NV 89511
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)[  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)[  ]

SUBMITTED HEREWITH

Exhibits
99.1	NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resources Estimate for the 144 GAP Deposit
99.2	Consent of Eric Kallio, P. Geo., dated March 9, 2016
99.3	Consent of Natasha Vas, P. Eng., dated March 9, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: April 13, 2016

/s/Edie Hofmeister
Edie Hofmeister
VP Corporate Affairs